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May 22, 2015	Writer’s Direct Contact
+1 (303) 592.2237
KHowes@mofo.com

Via EDGAR Correspondence

Kathy Cherko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E

Washington, DC 80254

Re:	Fidus Investment Corporation

File No.: 814-00861

Dear Ms. Cherko:

On behalf of Fidus Investment Corporation (the “Registrant” or the “Company”), below you will find the Registrant’s responses to the comments you conveyed to me via telephone on April 14, 2015, with regard to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014.

I have restated your comments below (in bold) and have provided the Company’s response to each comment immediately thereafter.

Comment: Please confirm that all wholly-owned and “substantially” wholly-owned subsidiaries are consolidated in the financial statements.

Response: The Company confirms that all wholly-owned and “substantially” wholly-owned subsidiaries are consolidated in the financial statements.

Comment: On page 57, related to the stock performance graph, the staff believes that there is a discrepancy between the title of the graph and what is shown in the graph. Total returns would generally be shown as a percentage return number and the graph appears to show the value of an investment in dollars. Please either update the title of the graph or update the data.

Response: The Company notes that the stock performance graph depicts what an initial investment of $100 on June 21, 2011 (the Company’s IPO date) would be worth at various points in time. In future financial statements, the Company will update the disclosure to reflect that the information in the graph compares the cumulative total return on the Company’s common stock with the cumulative total return of the comparative indices for the time periods indicated.

Kathy Cherko

May 22, 2015

Page Two

Comment: Because unfunded commitments are obligations to make loans at a future date, the staff takes the position that they may be senior securities and subject to the asset coverage requirements. Please confirm that the company treats unfunded commitments as senior securities and segregates covers.

Response: The Company represents that, for purposes of determining the asset coverage requirements contained in Sections 18 and 61 of the Investment Company Act of 1940, the Company treats its unfunded commitments as senior securities. The Company maintains sufficient cash and/or borrowing capacity to cover the value of its unfunded commitments.

Comment: Please disclose the underlying terms of each unfunded commitment (i.e., interest rate, etc.).

Response: The Company will disclose the interest rates of unfunded commitments in its Consolidated Schedule of Investments in future 10-Q/K filings.

Comment: Extended fair value per unfunded commitment should be disclosed in the schedule of investments / notes (see AICPA expert panel minutes from January 2006).

Response: The Company has disclosed the fair value of unfunded commitments in the Schedule of Investments by security and in aggregate in Note 7. In certain cases, the negative fair value is the result of capitalized fees offset against the loan while the negative cost is the result of the capitalized fees being greater than the principal amount outstanding on the loan.

Comment: If cash / cash equivalents on the balance sheet include money market funds or other short-term investments those should be identified in the schedule of investments.

Response: The Company represents that cash and cash equivalents on the balance sheet do not include money market funds or other short-term investments.

Comment: In Footnote 2 to the schedule of investments, please explain the statement that “equity ownership may be held in shares or units of companies related to the portfolio companies.”

Response: The Company frequently makes equity investment in its portfolio companies. These equity investments are typically in the form of “units” when the investment is in a LLC and “shares” when the investment is in a corporation. As stated in footnote 3, “the Company’s warrant or equity investments may be investments in a holding company related to the portfolio company… In both situations, the investment is reported under the name of the operating company on the consolidated schedules of investments.”

The undersigned hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and the accuracy of the disclosure contained in its Form 10-K;

Kathy Cherko

May 22, 2015

Page Three

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Company may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you request such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Company.

The Company believes it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (303) 592-2237.

Sincerely,

/s/ Kelley A. Howes

Kelley A. Howes

cc:	Edward H. Ross, Chief Executive Officer
Shelby E. Sherard, Chief Financial Officer and Chief Compliance Officer
John A. Good, Esq.